EXHIBIT 1

NEWS
 For Immediate Release

Agrium secures additional gas supply
for Kenai facility

02-016
Date: November 21, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

E-mail: investor@agrium.com
www: http://www.agrium.com

CALGARY, Alberta - Agrium Inc. (TSX and NYSE: AGU) announced today it has reached a 30-day agreement with a major oil and gas producer in the Cook Inlet, Alaska for the supply of additional spot natural gas for the Kenai nitrogen facility on an interruptible basis. This natural gas will supplement deliveries from Union Oil Company of California (Unocal) as referenced in Agrium’s third quarter press release on October 29, 2002. The delivery of this gas will allow the plant to operate at rates up to capacity, depending upon Unocal’s base supply. Agrium continues to be in active discussions with suppliers in the region to arrange additional natural gas supplies beyond the 30-day term of this agreement.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.